1001 Air Brake Avenue Wilmerding, PA 15148	Phone: 412.825.1000 Fax: 412.825.1305

February 11, 2019

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561
Attention:	J. Nolan McWilliams
John Dana Brown

Re:	Westinghouse Air Brake Technologies Corporation
Registration Statement on Form S-4
File No. 333-227444

Dear Mr. McWilliams and Mr. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Westinghouse Air Brake Technologies Corporation (the “Registrant”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement to 4:15 p.m., Eastern time, on February 13, 2019, or as soon as thereafter practicable.

Should you have any questions regarding this matter, please call counsel to the Registrant, Randi L. Strudler at (212) 326-3626 or Peter E. Devlin at (212) 326-3978 of Jones Day. In addition, please notify either of them when this request for acceleration has been granted.

Very truly yours,

/s/ David L. DeNinno

David L. DeNinno
Executive Vice President, General Counsel and Secretary

cc:	Randi L. Strudler, Jones Day
Peter E. Devlin, Jones Day